ASIA CARBON INDUSTRIES, INC.
110 Wall Street, 11th Floor
New York, NY 10005

October 21, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Asia Carbon Industries, Inc.
Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-167090)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Asia Carbon Industries, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 pm, Eastern Time, on October 25, 2010, or as soon thereafter as possible.

We hereby acknowledge the following that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASIA CARBON INDUSTRIES, INC.

By:/s/ Xiaolong Zhou
Name: Xiaolong Zhou
Title:  Chief Financial Officer